Dreyfus Founders Growth Fund

Pursuing long-term growth of capital
through investments in growth companies

PROSPECTUS May 1, 2004

Class A, B, C, R and T Shares



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Dreyfus Founders Growth Fund

Ticker Symbols   **Class A: FRGDX**
Class B: FRGEX
Class C: FRGFX
Class R: FRGYX
Class T: FRGZX

Contents

The Fund



INVESTMENT APPROACH

The fund seeks long-term growth of capital. To pursue this goal, the fund normally invests at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing. Founders uses a consistent, "bottom-up" approach to build equity portfolios, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.



MAIN RISKS

The primary risks of investing in this fund are:

- *Stock market risk.* The value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not Founders' assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

- *Investment style risk.* Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably than other equity funds using different investment styles.

- *Sector risk.* The fund may overweight or underweight certain market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one at a time rather than focusing on broader market themes.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*
Class A shares

| | | | | | | | 00 | 01 | 02 | 03 |
| 94 | 95 | 96 | 97 | 98 | 99 | | -27.30 | -24.89 | -29.15 | 31.23 |

Best Quarter:	Q2 '03	+15.99%
Worst Quarter:	Q4 '00	-25.07%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. These returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/03*

	1 Year	Since inception*
Class A *returns before taxes*	23.61%	-16.83%
Class A *returns after taxes* *on distributions*	23.61%	-17.85%
Class A *returns after taxes* *on distributions and* *sale of fund shares*	15.35%	-13.79%
Class B *returns before taxes*	26.14%	-16.71%
Class C *returns before taxes*	29.04%	-16.24%
Class R *returns before taxes*	31.87%	-15.39%
Class T *returns before taxes*	24.57%	-17.22%
S&P 500 Index	28.68%	-5.34%
Russell 1000 **Growth Index**	29.75%	-12.81%

* *Inception date 12/31/99.*

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[1]	4.00	1.00	none	none[1]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.74	0.74	0.74	0.74	0.74
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[2]	0.67	0.74	0.75	0.39	0.98
Total annual fund operating expenses	1.66	2.48	2.49	1.13	2.22

[1] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[2] *These expenses include custodian, transfer agency and accounting agent fees, and other customary fund expenses.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$734	$1,068	$1,425	$2,427
Class B				
with redemption	$651	$1,073	$1,521	$2,429*
without redemption	$251	$773	$1,321	$2,429*
Class C				
with redemption	$352	$776	$1,326	$2,826
without redemption	$252	$776	$1,326	$2,826
Class R	$115	$359	$622	$1,375
Class T	$665	$1,113	$1,586	$2,889

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Key concepts

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.



This section discusses other investment strategies used by the fund and provides in more detail the risks associated with those strategies. The Statement of Additional Information contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (the 1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of Dreyfus Founders Money Market Fund and/or one or more other money market funds advised by affiliates of Founders in excess of the limitations of the 1940 Act under the terms of an SEC exemptive order.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of marketwide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.



MANAGEMENT

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment adviser or sub-adviser to a number of other investment companies and private accounts. Founders is a wholly owned subsidiary of Dreyfus Service Corporation, which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $167 billion under management in over 200 mutual fund portfolios as of December 31, 2003. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $3.5 trillion in assets under management, administration or custody, including approximately $657 billion under management as of December 31, 2003. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2003 was 0.74% of the fund's average daily net assets.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of members of the investment department, including portfolio managers, research analysts, and portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

John B. Jares, vice president of investments and chartered financial analyst, joined Founders in 2001 and has been the fund's portfolio manager since that time. Before joining Founders, Mr. Jares was a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

Founders has a personal securities trading policy (the Policy) which restricts the personal securities transactions of its employees. Its primary purpose is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund. Founders' portfolio managers and other investment personnel who comply with the Policy's preclearance and disclosure procedures may be permitted to purchase, sell or hold certain types of securities which also may be held in the fund(s) they advise.

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders (the Investment Advisers), and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds, alleging that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

In addition, another lawsuit has been filed against Dreyfus and the directors of Dreyfus Founders Funds, Inc. and two Dreyfus funds seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees. The complaint alleges that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge, and the directors approved, Rule 12b-1 fees for marketing and distribution services in violation of the 1940 Act and in breach of their common law fiduciary duties. The plaintiff also seeks to enjoin Dreyfus from collecting additional 12b-1 fees from the funds and to be awarded attorneys' fees and litigation expenses.

Founders, Dreyfus and the funds believe the allegations in these lawsuits to be totally without merit and will defend the actions vigorously. Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus nor the funds believe that any of the pending actions will have a material adverse effect on the funds or Founders' ability to perform its contract with the funds.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the four years ended December 31, 2003. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assum-ing you had reinvested all dividends and distribu-tions. The financial information has been indepen-dently audited by PricewaterhouseCoopers LLP, whose report and the fund's financial statements are included in the fund's 2003 annual report, which is available upon request.

Class A		*Year Ended December 31,*			
		2003	2002	2001	2000
Per-Share Data ($):					
Net asset value − beginning of period		7.46	10.53	14.02	23.88
Income from investment operations:	Net investment (loss)	(0.06)	(0.06)	(0.05)	(0.05)
	Net realized and unrealized gains (losses) on securities	2.39	(3.01)	(3.44)	(6.39)
Total from investment operations		2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions		0.00	0.00	0.00	(3.42)
Net asset value − end of period		9.79	7.46	10.53	14.02
Total Return (%)[1]		31.23	(29.15)	(24.89)	(27.30)
Ratios/Supplemental Data (%):					
Net expenses to average net assets[2]		1.66	1.48	1.20	1.05
Gross expenses to average net assets[2]		1.66	1.48	1.21	1.08
Net investment (loss) to average net assets		(0.59)	(0.56)	(0.47)	(0.54)
Portfolio turnover rate[3]		124	139	152	182
Net assets − end of period ($ x 1,000)		6,452	5,149	7,795	8,655

[1] *Sales charges are not reflected in the total return.*

[2] *Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

		Year Ended December 31,			
Class B		**2003**	2002	2001	2000
Per-Share Data ($):					
Net asset value – beginning of period		7.30	10.38	13.91	23.88
Income from investment operations:	Net investment (loss)	(0.17)	(0.18)	(0.13)	(0.11)
	Net realized and unrealized gains (losses) on securities	2.37	(2.90)	(3.40)	(6.44)
Total from investment operations		2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions		0.00	0.00	0.00	(3.42)
Net asset value – end of period		9.50	7.30	10.38	13.91
Total Return (%)[1]		30.14	(29.67)	(25.38)	(27.77)
Ratios/Supplemental Data (%):					
Net expenses to average net assets[2]		2.48	2.22	1.92	1.80
Gross expenses to average net assets[2]		2.48	2.22	1.93	1.82
Net investment (loss) to average net assets		(1.41)	(1.30)	(1.20)	(1.29)
Portfolio turnover rate[3]		124	139	152	182
Net assets – end of period ($ x 1,000)		13,664	11,603	19,829	25,359

[1] *Sales charges are not reflected in the total return.*

[2] *Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class C		*Year Ended December 31,*			
		2003	2002	2001	2000
Per-Share Data ($):					
Net asset value – beginning of period		7.29	10.36	13.92	23.88
Income from investment operations:	Net investment (loss)	(0.19)	(0.26)	(0.18)	(0.10)
	Net realized and unrealized gains (losses) on securities	2.38	(2.81)	(3.38)	(6.44)
Total from investment operations		2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions		0.00	0.00	0.00	(3.42)
Net asset value – end of period		9.48	7.29	10.36	13.92
Total Return (%)[1]		30.04	(29.63)	(25.58)	(27.72)
Ratios/Supplemental Data (%):					
Net expenses to average net assets[2]		2.49	2.37	2.10	1.80
Gross expenses to average net assets[2]		2.49	2.37	2.11	1.82
Net investment (loss) to average net assets		(1.42)	(1.46)	(1.38)	(1.28)
Portfolio turnover rate[3]		124	139	152	182
Net assets – end of period ($ x 1,000)		1,774	1,528	2,979	4,384

[1] Sales charges are not reflected in the total return.

[2] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

[3] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class R		*Year Ended December 31,*			
		2003	2002	2001	2000
Per-Share Data ($):					
Net asset value – beginning of period		7.50	10.57	14.07	23.88
Income from investment operations:	Net investment income (loss)	0.01	0.01	(0.02)	(0.02)
	Net realized and unrealized gains (losses) on securities	2.38	(3.08)	(3.48)	(6.37)
Total from investment operations		2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions		0.00	0.00	0.00	(3.42)
Net asset value – end of period		9.89	7.50	10.57	14.07
Total Return (%)		31.87	(29.04)	(24.88)	(27.08)
Ratios/Supplemental Data (%):					
Net expenses to average net assets[1]		1.13	1.30	1.46	0.79
Gross expenses to average net assets[1]		1.13	1.30	1.46	0.82
Net investment (loss) to average net assets		(0.04)	(0.34)	(0.72)	(0.29)
Portfolio turnover rate[2]		124	139	152	182
Net assets – end of period ($ x 1,000)		8,792	4,333	2,023	9

[1] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

[2] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class T		Year Ended December 31,			
		2003	2002	2001	2000
Per-Share Data ($):					
Net asset value – beginning of period		7.27	10.38	14.00	23.88
Income from investment operations:	Net investment (loss)	(0.30)	(0.56)	(0.19)	(0.09)
	Net realized and unrealized gains (losses) on securities	2.51	(2.55)	(3.43)	(6.37)
Total from investment operations		2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:	From net investment income	0.00	0.00	0.00	0.00
	From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions		0.00	0.00	0.00	(3.42)
Net asset value – end of period		9.48	7.27	10.38	14.00
Total Return (%)[1]		30.40	(29.96)	(25.86)	(27.38)
Ratios/Supplemental Data (%):					
Net expenses to average net assets[2]		2.22	2.78	2.55	1.29
Gross expenses to average net assets[2]		2.22	2.78	2.56	1.32
Net investment (loss) to average net assets		(1.15)	(1.89)	(1.83)	(0.80)
Portfolio turnover rate[3]		124	139	152	182
Net assets – end of period ($ x 1,000)		220	208	621	802

[1] Sales charges are not reflected in the total return.

[2] Ratio of net expenses to average net assets reflects reductions in a fund's expenses through the use of brokerage commissions, waivers, and custodial and transfer agent credits. Ratio of gross expenses to average net assets is the total of a fund's operating expenses before expense offset arrangements, waivers, and earnings credits divided by its average net assets for the stated period.

[3] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Your Investment



ACCOUNT POLICIES

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described herein. In addition, such third parties may receive payments from Dreyfus or Founders in connection with their offering of fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the fund instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

You will need to choose a share class before making your initial investment. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. In making your choice, you should consider how much you plan to invest and how long you plan to hold your investment, then weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some instances, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but with higher annual fees and a contingent deferred sales charge (CDSC). Your financial representative can help you choose the share class that is appropriate for you.

In selecting a class, consider the following:

- **Class A shares** may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments, and/or have a longer-term investment horizon. If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. Class A shares have no Rule 12b-1 fee.

- **Class B shares** may be appropriate for investors who wish to avoid a front-end sales charge, put 100% of their investment dollars to work immediately, and/or have a longer-term investment horizon. Class B shares convert automatically to Class A shares after the Class B shares are held for six years.

- **Class C shares** may be appropriate for investors who wish to avoid a front-end sales charge, put 100% of their investment dollars to work immediately, and/or have a shorter-term investment horizon.

- **Class R shares** are designed for eligible institutions on behalf of their clients. Individuals may not purchase these shares directly.

- **Class T shares** may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments, and have a shorter-term investment horizon. However, if you invest $1 million or more in the fund, you should buy Class A shares, regardless of your investment horizon, because Class A has lower expenses than Class T.

Share class charges

Each share class has its own fee structure. In some cases, you may not have to pay a sales charge or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or refer to the SAI to see whether this may apply to you.

Sales charges

Class A and Class T – charged when you buy shares

Your investment	Sales charge deducted as a % of offering price		Sales charge as a % of your net investment	
	Class A	Class T	Class A	Class T
Up to $49,999	5.75%	4.50%	6.10%	4.70%
$50,000 – $99,999	4.50%	4.00%	4.70%	4.20%
$100,000 – $249,999	3.50%	3.00%	3.60%	3.10%
$250,000 – $499,999	2.50%	2.00%	2.60%	2.00%
$500,000 – $999,999	2.00%	1.50%	2.00%	1.50%
$1 million or more*	0.00%	0.00%	0.00%	0.00%

* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class A shares also carry an annual shareholder services fee of 0.25% of the class's average daily net assets.

Class T shares also carry an annual Rule 12b-1 fee of 0.25% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class B – charged when you sell shares

Years since purchase was made	CDSC as a % of your initial investment or your redemption (whichever is less)
Up to 2 years	4.00%
2 – 4 years	3.00%
4 – 5 years	2.00%
5 – 6 years	1.00%
More than 6 years	Shares will automatically convert to Class A, which has no CDSC

Class B shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class C – charged when you sell shares

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% and a shareholder services fee of 0.25% of the class's average daily net assets.

Class R – no sales charge, Rule 12b-1 fee or shareholder services fee

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Reduced Class A and Class T sales charge

Letter of intent: lets you purchase Class A and Class T shares over a 13-month period at the same sales charge as if all shares had been purchased at once.

Right of accumulation: when calculating your sales charge on Class A or Class T shares, you may take into account the value of any shares you own in this fund or in certain other Dreyfus Founders funds or Dreyfus Premier funds. For any such right of accumulation to be made available, at the time of purchase you must provide sufficient information to permit the confirmation of qualification.

Refer to the Statement of Additional Information (SAI) or your financial representative for more details.

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares.

The fund uses pricing services to determine the market value of the securities in its portfolio. If market quotations are not readily available, the fund's securities or other assets are valued at fair value as determined in good faith by the fund's board of directors, or pursuant to procedures approved by the board. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security. In such instances, the valuation assigned to the security for purposes of calculating the fund's NAV may differ from the security's most recent closing market price, and from the prices for the security used by other mutual funds to calculate their NAVs. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*
Automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C, and R are offered at NAV, but Classes B and C are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein-vesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online transactions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Excessive trading, short-term market timing or other abusive trading practices may disrupt portfolio management strategies and harm fund performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading, short-term market timing or other abusive trading practices. Multiple accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive trading, short-term market timing or other abusive trading practices. Transactions placed by suspected excessive traders may not be deemed accepted by the fund and may be cancelled or revoked by the fund on the next business day following receipt by the fund or its transfer agent. While the fund will take reasonable steps to prevent trading practices deemed to be harmful to the fund, it may not be able to identify such trading conducted through certain financial intermediaries or omnibus accounts.

The fund also reserves the right to:
- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind," or make payment in securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above.

Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Growth Fund
• the dollar amount you want to sell
• the share class
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 — By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA #011001234
• DDA #046485
• EEC code 5650
• Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA #011001234
• DDA #046485
• EEC code 5650
• Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "213" for Class A, "214" for Class B, "215" for Class C, "216" for Class R, or "217" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

_____

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction.

Wire Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name and signature
• your account number
• Growth Fund
• the dollar amount you want to sell
• the share class
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

 By Telephone

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA #011001234
• DDA #046485
• EEC code 5650
• Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "213" for Class A, "214" for Class B, "215" for Class C, "216" for Class R, or "217" for Class T.

 Automatically

TO ADD TO AN ACCOUNT

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.

TO SELL SHARES

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

NOTES

For More Information

Dreyfus Founders Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains the fund's financial statements and information from the fund's portfolio manager about market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the SEC and is incorporated by reference and legally considered a part of this prospectus.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

0213P0504NA